February 22, 2013

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.

Form 10-K for Fiscal Year Ended March 3, 2012

Filed April 30, 2012

File No. 000-06365

Dear Mr. Cash:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 24, 2013 regarding the Company’s Form 10-K for the year ended March 3, 2012. We received this letter on January 28, 2013 and filed a request on February 6, 2013 for an extension of an additional 10 business days in which to respond. For your ease of reference, we have reproduced the Staff comments below, prior to our response.

Staff Comment

Item 6. Selected Financial Data

1.	If you present net cash provided by (used in) continuing operating activities, please revise future filings to also present net cash provided by (used in) investing and financing activities.

Company Response

We will comply with the Staff’s request in future filings. Below is a portion of the table from Item 6. Selected Financial Data of the Company’s FY 2012 Form 10-K, which presents the proposed disclosures discussed above marked for changes.

(In thousands, except per share data and percentages)	2012	2011	2010	2009	2008	2007
Cash Flow Data
Net cash provided by (used in) continuing operating activities	$27,981	$(7,985)	$97,234	$116,298	$86,235	$48,071
Net cash provided by (used in) continuing investing activities	18,498	(14,391)	(53,245)	(40,239)	(103,584)	(34,757)

Net cash (used in) provided by continuing financing activities	(13,116)	209	(9,832)	(74,758)	14,843	(10,652)

Staff Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

2.	We note you cite various factors that impact your results such as volume growth, changes in market share and changes in pricing. Please revise future annual and quarterly filings to quantify the impact of each factor you identify, where practicable.

Company Response

Where practicable we will comply with the Staff’s request in future filings. As an example of what we are proposing, below is the first full paragraph in the results of operations section from the Company’s FY 2012 Form 10-K with updated information regarding the impact of various factors discussed.

Sales increased 13.7 percent during fiscal 2012 despite flat market conditions due to increased market share gains in the window and storefront businesses, representing approximately 7 percentage points of the increase. Improved architectural glass pricing contributed approximately 4 percentage points of the increase. The GlassecViracon business that was acquired in the third quarter of fiscal 2011 accounted for 5 percentage points of the increase in fiscal 2012. In addition, fiscal 2012 included 53 weeks compared to the prior-year 52-week period, which had a 2 percent impact on current year sales. These items were partially offset by volume declines in the architectural glass business of approximately 4 percentage points.

Staff Comment

Critical Accounting Policies – Revenue Recognition

3.	With a view toward future disclosures, please help us better understand the underlying nature of your installation business. Please clarify if your installation business enters into contracts or arrangements that are separate from the other products and services you provide. To the extent your installation services are offered with your other products and services; please further explain to us how you determined each individual product or service has standalone value and how you allocate the total consideration in multiple element arrangements to each individual component for revenue recognition purposes.

4.	With a view toward future disclosure, please explain to us how the specific terms of your contracts support revenue recognition for your installation business on a percentage-of-completion basis and tell us the timeframes over which these contracts are performed. In addition, please explain to us how and why you determined it was appropriate to measure your progress to completion in terms of costs. Please tell us, on average, what portion of contract costs are comprised of materials and explain to us when these costs and the related revenues are generally recognized.

Company Response

In future filings, we will expand the disclosures in our Critical Accounting Policies regarding our installation business and use of the percentage-of-completion method. We present below our revised critical accounting policy on revenue recognition which represents the proposed disclosure, marked for changes.

Revenue recognition – Our standard product sales terms are “free on board” (FOB) shipping point or FOB destination, and revenue is recognized when title has transferred. However, our installation business enters into fixed-price contracts for full-service commercial building glass installation and renovation services, which are accounted for as construction-type contracts. These contracts are typically performed over a 12 to 18 month timeframe and we record revenue for these contracts on a percentage-of-completion basis as we are able to reasonably estimate total contract revenue and total contract costs. The contracts entered into clearly specify the enforceable rights of the parties, the consideration and the terms of settlement, and both parties can be expected to satisfy all obligations under the contract. During fiscal 2012, approximately 23 percent of our consolidated sales and 26 percent of our Architectural segment sales were recorded on a percentage-of-completion basis. Under this methodology, we compare the total costs incurred to date to the total estimated costs for the contract, and record that proportion of the total contract revenue in the period. Contract costs include materials, labor and other direct costs related to contract performance. Given our ability to make reasonable estimates of our total contract revenues and total contract costs, we believe utilizing the cost-to cost method for revenue recognition provides the greatest degree of precision in measuring progress towards completion of the installation contracts. Provisions are established for estimated losses, if any, on uncompleted contracts in the period in which such losses are determined. Amounts representing contract change orders, claims or other items are included in contract revenue only when customers have approved them. A significant number of estimates are used in these computations.

The following discussion is intended to assist the Staff in better understanding this business and the products and services it offers.

The Company’s installation business, Harmon, Inc., provides full-service commercial building glass installation and renovation services. Harmon’s business model is to project manage and execute the design, manufacture and installation of a building’s window and wall system. Historically, Harmon, Inc. has completed approximately 80 projects during a year with an average project size of $3 million; fixed-price contracts are typically performed over a 12 to 18 month timeframe. The business focuses on new construction building projects with general contractors (GC’s) being the primary customer but also can be involved with building owners who are improving the energy efficiency and/or aesthetic characteristics of their building.

The installation contracts of Harmon, Inc. are within the scope of ASC 605-35, Construction-Type and Production-Type Contracts. ASC 605-35-15-2 provides the scope of this guidance, which applies to:

a.	The performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management. Contracts covered by this subtopic are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications. Specifications imposed on the buyer by a third party (for example, a government or regulatory agency or a financial institution) or by conditions in the marketplace are deemed to be buyer’s specifications.

Building owners or developers typically rely on architects to design the overall building’s look and energy characteristics, many times narrowly stipulating specific vendors. Accordingly, Harmon develops project bids for its potential customers working with a variety of potential suppliers. To provide a window and wall system, Harmon project managers work with either internal engineers or external engineering firms to design the system. In some instances, other Apogee businesses (Wausau Window and Wall, Tubelite and/or Linetec) provide the metal and painting services; in other contracts, such supplies are procured from external providers. Similarly, in some instances the customers select Viracon to supply the glass, which is then used by Harmon for the installation, or, in other cases, external glass suppliers are identified. Harmon determines how and where to assemble and glaze the system, either internally or at a one of its competitive resources; and finally works solely with Harmon employees who install the systems on the customer’s building. Harmon’s scope of work is to provide the whole building façade, which includes the labor and raw materials to complete the contract. Harmon’s bid and contract include the total cost of all labor and materials, whether those materials are provided by our other businesses or by outside suppliers.

We do not believe that the installation contracts entered into by Harmon, Inc. include multiple elements. By definition, a construction contract to perform installation includes a number of services including engineering, procurement, fabrication, and installation; however all of these services are within the scope of ASC 605-35 for construction-type contracts. We do not believe that our installation services contracts include multiple elements, and accordingly, the determination of standalone value and allocation of the arrangement consideration is not relevant. ASC 605-35 provides the separation guidance for long-term construction-type contracts, and we have not historically had contracts that met the criteria for segmenting.

ASC 605-35-05-7 states:

The principal advantages of the percentage-of-completion method are periodic recognition of income currently rather than irregularly as contracts are completed, and the reflection of the status of the uncompleted contracts provided through the current estimates of costs to complete or of progress toward completion.

In order to use the percentage-of-completion method, a company must be able to reasonably estimate total contract revenue and total contract costs. Harmon measures progress to completion based on cost incurred to date as a percentage of the current estimate of total cost of the project as we are able to reasonably estimate each cost component of the project, including engineering, metal, glass, fabrication, assembly and glaze, and installation labor.

ASC 605-35-25-57 states:

The percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist:

a.	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

b.	The buyer can be expected to satisfy all obligations under the contract.

c.	The contractor can be expected to perform all contractual obligations.

Harmon’s contracts meet each of the conditions cited above. The contracts specify enforceable rights regarding the services to be provided and received by the parties, the contract price to be exchanged, and the manner and terms of settlement. Based on the fact that owners typically arrange financing prior to execution of a contract with a GC and that liens are placed on our work if we don’t receive payment from the GC, our interests are maintained, and we believe the buyer can be expected to satisfy all obligations under the contract. We have the ability to execute ourselves, or subcontract portions of the scope of a contract where we are not experts, such that we are expected to perform all contractual obligations.

As discussed above, Harmon’s contracts are typically performed over a 12 to 18 month timeframe. We considered the guidance in ASC 605-35-25-79, which identifies the cost-to-cost method as an acceptable input measure of the progress towards completion. We selected the cost-to-cost method for our contracts, as we are able to make reasonably dependable estimates of our total contract revenues and total contract costs, and we believe that this input method provides the greatest degree of precision of any input measure and best measures Harmon’s progress towards completion of the installation contracts. Materials generally constitute approximately 48 percent of total project costs and are generally recognized during the first 60-65 percent of the job timeframe, or during the first seven to 11 months of the project.

ASC 605-35-25-76 states:

The cost of uninstalled materials specifically produced, fabricated, or constructed for a project shall be included in the costs used to measure extent of progress. Such materials consist of items unique to a project that a manufacturer or supplier does not carry in inventory and that must be produced or altered to meet the specifications of the project.

The materials to be used on a project are highly-specialized, normally created from job-specific designs or drawings created by or with input from the owner, GC, and/or architect. Thus, such materials (e.g. window frames, anchoring systems, support beams, paneling, ductwork louvers, sun shades, etc), which are not generally carried in inventory, would not be useable on a separate project.

Staff Comment

Goodwill impairment

5.	With a view towards future disclosure, please help us understand how you identified your reporting units. Please also help us understand how you considered recent revenue declines and losses in your Architectural segment in determining that the fair values of your reporting units exceeded their book values.

Company Response

The Company considers each of its business units to constitute a reporting unit. Per Accounting Standards Codification 350, Intangibles and Goodwill, (ASC 350) a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

ASC 350 describes how to identify reporting units as follows:

a)	Identify the operating segments in accordance with ASC 280, Segment Reporting. See the discussion in the response to comment 7 with respect to how we define our reporting segments in accordance with ASC 280.

b)	Identify the components of each operating segment and determine whether each component meets the definition of a reporting unit.

a.	Determine whether the component constitutes a business

b.	Determine whether discrete financial information is available for the component

c.	Determine whether segment management regularly reviews the operating results of that component

d.	Aggregate components that have similar economic characteristics

According to ASC 805, Business Combinations, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Each of our six business units meets the definition of a business, has discrete financial information available and has operating results regularly reviewed by segment management. In addition, GlassecViracon (our Brazilian architectural business) meets the definition of a component as well. However, due to similar economic characteristics as defined in ASC 350-20-55-6 through 55-8, and the fact that the balances and operating results are often consolidated for evaluation by segment management, the GlassecViracon and domestic Viracon components are aggregated to make up one reporting unit. None of the other business units have any individual components below the business unit level that are aggregated to make up the reporting unit. Accordingly, each of our business units is defined as a reporting unit. In future filings we will indicate in our critical accounting policies that each of our business units represents a reporting unit.

Although we have seen recent declines and losses in the Architectural segment, such results are directly reflected in the historical base cash flow assumption to which future projections are applied. The impact of price increases successfully implemented during fiscal 2011 and successful geographic expansion, which has resulted in market share growth, as well as projections for a modest recovery from the current market downturn, are included in our step one test to determine the fair value of our reporting units. In looking at our projections for the market recovery, we look to U.S. non-residential construction market activity as documented by McGraw-Hill Construction. Although we may see some variability in any given year, our Architectural operating segments generally track very close to this benchmark, as can be seen below in our segment results discussion in response to comment 7. In looking at the graph, it is evident that our fiscal years 2010 and 2011 were the low years in the recent market downturn and that our industry experienced some definite turnaround in fiscal 2012. Our projections for future years reflect a modest recovery based, in part, on McGraw-Hill forecasts. Based on our most recent annual goodwill impairment test in the fourth quarter of fiscal 2012, we determined that the fair value of each of our reporting units exceeded the carrying value by more than 25 percent.

Staff Comment

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies – Self Insurance

6.	Please revise future filings to provide roll-forwards for self-insurance reserves during each period presented.

Company Response

We have not included this disclosure historically as we are not aware of any requirement to disclose this information under generally accepted accounting principles in the United States of America. We also respectfully do not believe that this information would be meaningful or material to investors qualitatively or quantitatively. From a qualitative perspective, this is not an area where investors or analysts have focused their attention. Self-insurance reserves for our health insurance programs are included with the self-insurance reserve balances on our consolidated balance sheets, and the balances are not material at the balance sheet date. We do not believe the activity during the year related to such programs is meaningful to our investors. Absent health insurance reserves, the amounts incurred and paid during fiscal 2012 relating to our other self-insurance reserves were each less than $6 million and therefore we do not believe this disclosure is quantitatively material.

Staff Comment

Note 16. Business Segments Data

7.	We note your disclosure on page four regarding the products and services you offer as well as your discussion of five business units within your Architectural segment. Please provide us a specific and comprehensive discussion of how you define the operating segments within your Architectural segment and how you determined they could be aggregated into one reportable segment. In order for us to more fully understand your analysis, please provide us copies of the reports provided to your chief operating decision maker at March 3, 2012 and at December 1, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Company Response

ASC 280-10-50-1, Segment Reporting indicates that an operating segment has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	It has discrete financial information available.

We have submitted under separate cover, and are separately requesting confidential treatment with respect to reports provided to our CODM. See the information included in Appendix B.

As reflected in the monthly reporting packages included in Appendix B, Apogee’s CODM receives financial information on a monthly basis, which includes discrete operating results for each of the Company’s six business units described in the Company’s Annual Report. Accordingly, we view the six business units below as separate operating segments under ASC 280-10-50-1. We have aggregated five of the six operating segments into one reporting segment under the provisions of ASC 280. Specifically, Viracon (including GlassecViracon), Harmon, Inc., Wausau Window and Wall Systems, Linetec and Tubelite have been aggregated to form the Architectural reportable segment, while Tru Vue is reported as our Large-Scale Optical reportable segment.

ASC 280-10-50-6 states:

For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The Viracon operating segment includes GlassecViracon, our Brazilian operation acquired in fiscal 2011. In certain of the CODM reports submitted in Appendix B, you will note that GlassecViracon is reported separately from the rest of the Viracon operations. The reporting is currently being broken out for comparability purposes as GlassecViracon was a newly acquired business but Viracon (including GlassecViracon) is treated as a single operating segment. Starting in fiscal 2014, we will combine Viracon and GlassecViracon for reporting purposes as we no longer have the comparability issue. GlassecViracon was acquired to expand Viracon’s presence in South America and has been largely integrated into Viracon from a management perspective. There is one segment manager for Viracon, including GlassecViracon, who is accountable to, and reports to the CODM to discuss operating activities, financial results, forecasts and plans for the segment. Additionally, note that GlassecViracon does not exceed any of the quantitative thresholds identified in ASC 280-10-50-12, relating to revenues, profit or assets.

We will revise future filings to disclose that we have five operating segments that have been aggregated into the Architectural reporting segment because we have met all of the aggregation criteria, including having similar economic characteristics.

Architectural Segment Discussion

The aggregation guidance in ASC 280-10-50-11 states:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this guidance, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

a)	The nature of the products and services

b)	The nature of the production processes

c)	The type or class of customer for their products and services

d)	The methods used to distribute their products or provide their services

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Additionally, qualitative factors are taken into account when determining whether and how to aggregate segments. This is supported by ASC 350-20-55-6, which states, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.”

Quantitative Assessment

We have submitted under separate cover, and are separately requesting confidential treatment with respect to our quantitative assessment related to aggregation criteria. Our response is included in Appendix A.

Qualitative Assessments

While we consider quantitative characteristics, we also consider qualitative characteristics to determine whether aggregation criteria have been met. Numerous economic characteristics are considered in our assessment of the levels of similarity in our Architectural segment businesses. The following paragraphs discuss four areas that we believe are significant in demonstrating these qualitative similarities.

Consistency with established industry standards

Since our architectural segment businesses sell primarily into and are highly dependent on the non-residential commercial construction market, we track and forecast our revenue growth trends for each of the operating segments and the segment as a whole against McGraw-Hill reports (on an eight-month lag based on the timing of glass installation within a commercial construction project timeline). As an independent industry forecaster, McGraw-Hill reports on economic conditions and forecasts for the commercial construction industry. The Company routinely highlights to the investment community that McGraw-Hill forecasts can be used as a key indicator of future performance. As can be seen in the graph below, the growth of our Architectural business units correlate highly with revenue growth forecasted by Mc-Graw Hill. It is important to note that although there may be variability in any given year or by individual operating segment, the segment, as a whole, tracks very close to this industry benchmark.

Similarity of competitive and operating risks

Competitive and operating risks are also economically similar in each of the Company’s Architectural business units. The market is highly fragmented where projects are typically sold on price, capabilities, quality, and warranty terms. Each of our business units within the segment is required to position themselves highly in each of those categories when dealing with their customers. Additionally, each business unit differentiates itself against its competition as to how well it is able to commit to and stand by the timelines established by the customer.

The market is highly dependent on interest rates, office vacancy rates, office building construction start-ups and office absorption rates. Each of our operating segments is impacted by the above list of factors.

Similarity of customer relationships

Each of the businesses within the Architectural segment must maintain a significant relationship with the general contractor, who is each business’s direct or indirect customer, and the architect throughout a construction project. This is due to the high degree of dependence on the general contractor and architect for project initiation and development of specifications. Additionally, the timing of the project is dependent on the general contractors schedule and ability to maintain this schedule. If the general contractor fails to meet its established timeline, each of the businesses in the segment is affected. Finally, each of the business units is held to the standard of the general contractor or architect for the acceptance of their product.

Integration of product offerings and research and development

The Architectural segment also provides integrated product offerings and performs some degree of shared research and development as well as marketing and promotions. It is common for a window sale and installation project to involve products and services from one to all five Architectural businesses. As an example of shared research and development efforts, Viracon, Harmon, Inc., Wausau Window and Wall and Tubelite Inc. have shared monetary and engineering resources for the development of blast and hurricane-resistant window systems.

Criteria (a) through (e) of ASC 280-10-50-11

The following information summarizes how our business units’ meet the additional five required criteria outlined in ASC 280.

Nature of products and services

The nature of the products and services, as well as the way in which they are provided, is consistent with respect to each of the Architectural operating segments. The Architectural segment provides products and services that make up the outside skin and entrances of buildings. These products and services can be broken down into two product-types: window systems, which can be either operable or inoperable; and curtain wall, which is a series of glass panels set in aluminum window frame designs that are primarily inoperable. All of the products are produced based on specifications received from the customer. While two primary types of window systems are produced, there is no significant variation in the types of product except whether or not the window can be opened. The primary objective of the product offerings in the Architectural segment is to provide glass coverings for commercial buildings. Our businesses in the Architectural segment offer the following products:

Business Unit	Products and Services
Viracon	Fabricator of coated, high-performance architectural glass. Fabricated into custom insulating units and/or laminated units to allow for installation into window frames, curtain wall, storefront or entrance systems.

Harmon, Inc.	Full-service building glass installation and renovation company, providing design, engineering, fabrication and installation expertise. Installs curtain wall, window, storefront and entrance systems for new commercial and institutional buildings as well as for renovating existing buildings.

Wausau Window & Wall Systems	Manufacturer of standard and custom aluminum window systems and curtain wall.

Linetec	Paint and anodizing finisher of window frames and PVC shutters.

Tubelite	Manufacturer of aluminum, storefront, entrance and curtain wall systems.

Nature of production process

All business units within the Architectural segment manufacture their products by fabricating glass and/or metals in a job shop environment. Each business unit within the Architectural segment produces and sells window and/or curtain wall systems or components of window and/or curtain wall systems that contain some combination of glass, aluminum, vinyl, and paint. These four materials represent more than 90 percent of material costs for each of the operating segments. Additionally, material costs in total are extensive at each of the business units and are the highest single category of costs for each location.

Type or class of customer

All business units within the Architectural segment primarily market their products and services to a combination of general contractors, building owners, architects or glazing subcontractors. As indicated earlier, the Architectural segment focuses its products on the non-residential commercial construction market. For analytical purposes, the Company breaks the non-residential commercial construction market into seven sectors. However, all of our business units further focus their marketing efforts in three of these sectors: office, education, and healthcare. All of our operating segments market their products and services by trying to get their product or service specified by the project decision maker. Therefore, they work closely with building owners, architects, consultants and general contractors. The ultimate customer of each of our business units is primarily the general contractor.

Distribution methods

Distribution methods are similar for all business units in the Architectural segment as products are shipped to a job site or a location where further glazing may be required. Furthermore, as indicated in the previous paragraph, the vast majority of all product sold by each business unit is sold directly to a general contractor by internal sales representatives. Each business unit negotiates payment terms directly with the customer. On most projects, our business unit requires lien rights to ensure payment.

Regulatory environment

Each of the U.S. business units within the Architectural segment sells their products throughout the U.S. and is subject to local building codes. Outside of local building codes, the businesses within the Architectural segment are not subject to significant regulation. GlassecViracon sells their products in the Brazilian market and is subject to building codes in that region.

As demonstrated above, the Company believes that it has met all of the aggregation criteria in ASC 280 and therefore the operating segments comprising the Architectural reporting segment are appropriately aggregated in accordance with the guidance in ASC 280. Please note that the SEC previously commented on, and did not object to, the aggregation of our operating segments within the Architectural segment in letters dated May 13, 2004 and June 28, 2004. We responded to such letters on June 16, 2004 and July 30, 2004. The analysis presented in this letter is consistent with the analysis provided at that time, except for the purchase of Tubelite in fiscal 2008 and GlassecViracon in fiscal 2011. We would be happy to provide the SEC with the previous correspondence.

As indicated earlier in this response, we will revise future filings to disclose that we have five operating segments that have been aggregated into the Architectural reporting segment based on having met all of the aggregation criteria in ASC 280, including having similar economic characteristics.

Staff Comment

Note 17. Commitments and Contingent Liabilities

8.	We note your disclosures here and in MD&A related to additional warranty accruals in FY 2011 due to product quality issues. With a view towards future disclosure, please more fully explain to us the decline in the warranty accrual in FY 2012, particularly in light of the increase in sales. It appears to us the product quality issues account for less than 40% of the decline.

9.	We note your disclosure that you do not believe your claims will have a material adverse effect on your financial condition. With a view towards future disclosure, please tell us what consideration you have given to the potential impact on your results of operations and cash flows.

Company Response

In future disclosures in the MD&A and footnotes, as it relates to warranty accruals, we will endeavor to explain any material year-on-year variances.

In fiscal 2012 warranty accruals were down due to resolution of remaining specific product quality issues that were identified during fiscal year 2011. Fiscal 2011 warranty accruals included general warranty accruals but were high due to specific architectural glass product quality issues, a portion of which were resolved during fiscal 2011, but much of which was resolved in fiscal 2012. Fiscal 2012 included accruals for general warranty items while specific quality activity was relatively low. This lower level of new claim activity and the impact of resolving claims from the prior year resulted in a reduced ending balance.

In future disclosures, in our litigation paragraph, we will identify any material impact of any claims on our results of operations and cash flows as well as the impact on our financial condition. We do not believe that those claims would be material to our results of operations or cash flows.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or jporter@apog.com. Thank you.

Sincerely,

/s/ James S. Porter

James S. Porter

Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.

Chris Swanson, Deloitte & Touche, LLP

Robert A. Rosenbaum, Dorsey & Whitney LLP